PROSPECTUS                                                    FILED PURSUANT TO
                                                                  Rule 424(b)(1)


                                 625,000 SHARES

                             WOODROAST SYSTEMS, INC.

                                  COMMON STOCK

      This Prospectus relates to the sale of up to 625,000 shares (the "Shares") of Common Stock of Woodroast Systems, Inc. (the "Company") by certain selling shareholders (the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any of the proceeds from the sale of Shares by the Selling Shareholders. See "Use of Proceeds."

      The Company's Common Stock is currently listed on the Nasdaq Smallcap Market under the symbol "WRSI". On October 15, 1996, the last reported sale price thereon was $6.25 per share of Common Stock.

      SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                    OF THIS PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================
                                                 UNDERWRITING    PROCEEDS TO
                                    PRICE TO    DISCOUNTS AND      SELLING
                                   PUBLIC (1)    COMMISSIONS   SHAREHOLDERS (1)
-------------------------------------------------------------------------------

Per Share........................    $6.25           None           $6.25
-------------------------------------------------------------------------------

Total (2)........................  $3,906,250        None         $3,906,250
===============================================================================

(1) Based on the last sale price for the Common Stock as reported on the Nasdaq SmallCap Market on October 15, 1996. The actual Price to Public will be based on market prices on the respective dates of sale, which may be more or less than the Price to Public set forth above.

(2) The Shares are being offered for the accounts of the Selling Shareholders. The Company will pay the expenses of this offering except for the fees of any counsel to the Selling Shareholders. The aggregate Proceeds to Selling Shareholders will be the total Price to Public, less aggregate agent's commissions and underwriters' discounts, if any, and other expenses to the Selling Shareholders of the issuance and distribution.

                             ----------------------

      The Selling Shareholders may sell the Shares from time to time directly, through agents designated from time to time, or through dealers or underwriters also to be designated, on terms to be determined at the time of sale. To the extent required, the specific Shares to be sold, the names of the Selling Shareholders, the purchase price, the public offering price, the names of any such agents, dealers or underwriters, and the amount of any applicable commissions or discount with respect to a particular offer will be set forth in an accompanying prospectus supplement. Such prospectus supplement will also set forth information regarding indemnification by the Company of the Selling Shareholders and any underwriter, dealer or agent against certain liabilities, including liabilities under the Securities Act of 1933 ("Securities Act"). See "Plan of Distribution."

      The Selling Shareholders and any broker-dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution."

                THE DATE OF THIS PROSPECTUS IS OCTOBER 16, 1996.



                              AVAILABLE INFORMATION

      The Company is subject to the information requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information can be inspected and copied at the public facilities maintained by the Commission at 450 Fifth Street N.W., Room 1024, Washington, D.C., and at the Commission's regional offices located at 7 World Trade Center, 14th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street N.W., Washington, D.C.

      The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits thereto) under the Securities Act of 1933 with respect to the shares offered hereby. The Prospectus does not contain all information set forth in such registration statement. For further information with respect to the Company and the shares offered hereby, reference is made to such registration statement, including the exhibits and financial schedules filed as part thereof. Such information may be inspected at the Chicago regional office of the Commission at Northwestern Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661 and at the public reference facilities at 450 Fifth Street N.W., Washington, D.C. 20549. Copies thereof may be obtained from the Commission at prescribed prices.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents are hereby incorporated by reference in this Prospectus except as superseded or modified herein:

      1. The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995;

      2. The Company's Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1996 and June 30, 1996;

      3. The Company's Proxy Statement dated April 29, 1996 for the 1996 Annual Meeting of Share- holders; and

      4. The description of the Company's Common Stock contained in the Company's Form SB-2 Registration Statement dated March 25, 1994, Registration No. 33-75152C.

      All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the shares offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents.

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

      The Company will provide without charge to each person, including a beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all documents that have been or may be incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Requests for such copies should be directed to Sheldon F. Jacobs, Woodroast Systems, Inc., 10250 Valley View Road, Suite 145, Eden Prairie, Minnesota 55344, telephone number (612) 944-5113.



                               PROSPECTUS SUMMARY

      THE FOLLOWING INFORMATION IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS OF WOODROAST SYSTEMS, INC., INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE.


                                   THE COMPANY

      Woodroast Systems, Inc. (the "Company"), through its wholly-owned subsidiary, Shelly's Woodroast-Two, Inc. ("Shelly's Two"), owns and operates a Shelly's Woodroast restaurant in St. Louis Park, Minnesota, a suburb of Minneapolis (the "St. Louis Park Restaurant"), and in Rockville, Maryland, a suburb of Washington, D.C. (the "Rockville Restaurant," and together with the St. Louis Park Restaurant, the "Restaurants"). The Shelly's Woodroast restaurant concept is an integrated concept, involving a distinctive cooking style, menu offerings, beverage selections and facility design. The inspiration of the concept is the fresh, relaxed atmosphere of the north woods, from the great fieldstone and timber lodges to the aroma of meat, fish and fowl roasting over a hardwood fire. In addition to the Company's plans to expand its Shelly's Woodroast restaurants, the Company has developed the "Shelly's Back Room" concept. Shelly's Back Room is an upscale cigar parlor, full service bar and restaurant featuring the Company's northwoods theme and catering to the growing popularity of cigars.

      The Company was incorporated in 1987 under the laws of the State of Minnesota. Its principal executive offices are located at 10250 Valley View Road, Suite 145, Eden Prairie, Minnesota 55344 and its telephone number is (612) 944-5113.


                                  THE OFFERING

      All references in this Prospectus to numbers of shares of the Company's Common Stock give effect to the three-for-one split of outstanding shares of Common Stock that was effected by a distribution on January 18, 1996 of two shares for every one share held of record as of January 4, 1996.

Common Stock offered
  by Selling Shareholders.................................    625,000 shares

Common Stock outstanding..................................  4,231,396 shares (1)

NASDAQ Symbols
  Common Stock............................................  "WRSI"

--------------------------

(1) Does not include (i) 740,000 shares of Common Stock reserved for issuance under the Company's 1994 Stock Plan, or (ii) 100,009 shares of Common Stock issuable upon exercise of outstanding stock purchase warrants.


                                  RISK FACTORS

      An investment in the securities offered hereby is speculative and involves a high degree of risk. See "RISK FACTORS."


                                  RISK FACTORS

      PROSPECTIVE INVESTORS SHOULD BE AWARE OF THE FOLLOWING RISK FACTORS AND SHOULD REVIEW CAREFULLY THE INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE.

      LACK OF PROFITABILITY; DEPENDENCE ON TWO RESTAURANTS. The Company has been operating Shelly's Woodroast restaurants since 1987. The St. Louis Park restaurant opened in autumn of 1989 and the Rockville Restaurant opened in November 1995. The Company had net losses of ($415,916), ($1,167,433) and ($674,299) during the fiscal years ended December 25, 1994 and December 31, 1995 and the twenty-six weeks ended June 30, 1996, respectively, and a working capital deficit of ($199,259) at June 30, 1996. The Company expects losses to continue for the near future.

      Future revenues and profits will depend upon various factors, including market acceptance of the Shelly's Woodroast restaurant and Shelly's Back Room concepts and general economic conditions. There can be no assurance of the Company's ability to attain profitability. The Company's present sole sources of revenue are the two Restaurants, one of which has recently opened. The Company also faces all of the risks, expenses and difficulties frequently encountered in connection with the operation and development of a new and expanding business. Furthermore, to the extent that the Company's expansion strategy is successful, the Company must manage the transition to multiple site operations, higher volume operations, the control of overhead expenses and the addition of necessary personnel.

DEVELOPMENT OF COMPANY-OWNED RESTAURANTS; NEED FOR FINANCING

      The Company's decisions to open additional Shelly's Woodroast restaurants and Shelly's Back Rooms will depend upon several factors, including the success of the Rockville Restaurant, the costs of developing and opening new facilities and the Company's ability to obtain additional financing if necessary. The Company estimates that the costs of developing additional facilities will range from $350,000 to $3,500,000 depending upon construction costs and the level of landlord contributions. The cost of developing, constructing and opening the Rockville Restaurant was approximately $3,200,000, not including approximately $300,000 for pre-opening costs. The Company has not developed a standardized restaurant layout, nor obtained actual current cost estimates for development of future restaurants. As such, there can be no assurance that additional restaurants will be developed at a cost within the Company's estimated range or that such restaurants, if developed, would be profitable. Management anticipates that it will require additional financing to open future restaurants, and there can be no assurance that such financing will be available when needed or on terms acceptable to the Company.

DEPENDENCE ON CONSUMER ACCEPTANCE IN NEW MARKETS

      The Company's success will be dependent upon customer acceptance of the Shelly's Woodroast restaurant and Shelly's Back Room concepts in new markets. Until November 1995, the Company's operating experience has been limited to the Minneapolis-St. Paul metropolitan area. Although the Company believes that the Shelly's Woodroast restaurant concept has been accepted by the public in the Minneapolis-St. Paul metropolitan market and preliminary indications in Rockville, Maryland suggest acceptance there, no assurance can be given that such acceptance will be received in new markets.

COSTS AND RISKS ASSOCIATED WITH EXPANSION

      The opening of additional Shelly's Woodroast restaurants and Shelly's Back Rooms outside of the Minneapolis-St. Paul metropolitan market will give rise to additional expenses associated with managing restaurants located in multiple markets. Such expenses include: advertising in more than one market; lease rates and construction costs which may be higher in the new markets; travel costs; and other similar expenses. Moreover, the Company's results of operations may be adversely affected by economic conditions in those regions and other geographic areas in which the Company may expand. In addition, the Company's successful growth and expansion will depend on the ability of the Company's management to identify suitable sites and to negotiate leases or purchases of such sites; timely and economic development and construction of restaurants; the hiring of skilled management and other personnel; the ability of the Company's management to apply standardized policies and procedures to a larger number of restaurants; the general ability to successfully manage growth (including monitoring restaurants, controlling costs and maintaining effective quality controls); and the general state of the economy. As such, there can be no assurance that the Company will be able to successfully open new restaurants.

COMPETITION; CERTAIN FACTORS AFFECTING THE RESTAURANT INDUSTRY

      The restaurant industry is highly competitive with respect to price, service, food quality (including taste, freshness, healthfulness and nutritional value) and location, and, as a result, has a high failure rate. There are numerous well-established competitors, including national, regional and local restaurant chains, possessing substantially greater financial, marketing, personnel and other resources than the Company. There can be no assurance that the Company will be able to respond to various competitive factors affecting the restaurant industry. The restaurant industry is also generally affected by: changes in consumer preferences; national, regional and local economic conditions; and demographic trends. The performance of individual restaurants may also be affected by factors such as traffic patterns, demographic considerations, and the type, number and location of competing restaurants. In addition, factors such as inflation, increased food, labor and employee benefit costs, and the availability of experienced management and hourly employees may also adversely affect the restaurant industry in general and the Company's restaurants in particular. Restaurant operating costs are further affected by increases in the minimum hourly wage, unemployment tax rates and similar matters over which the Company has no control.

LONG-TERM, NON-CANCELABLE LEASES

      The Company leases the land under its restaurants pursuant to long-term, non-cancelable leases. Any additional restaurants developed by the Company may be subject to similar long-term leases. If an existing or future restaurant does not perform at a profitable level, and the decision is made to close the restaurant, the Company will nonetheless be committed to perform its obligations under the applicable lease.

GOVERNMENT REGULATION

      The restaurant business is subject to various federal, state and local government regulations, including those relating to the sale of food and alcoholic beverages. While the Company to date has not experienced an inability to obtain or maintain any necessary governmental licenses, permits or approvals, the failure to maintain food and liquor licenses could have a material adverse effect on the Company's operating results. In addition, restaurant operating costs are affected by increases in the minimum hourly wage, unemployment tax rates, sales taxes and similar costs over which the Company has no control. Since many of the Company's restaurant personnel are paid at rates based on the federal minimum wage, increases in the minimum wage will result in an increase in the Company's labor costs. The Company also may be subject in certain states to "dram shop" statutes which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that served alcoholic beverages to an intoxicated person.

DEPENDENCE ON KEY PERSONNEL; LACK OF AN EXPERIENCED CHIEF FINANCIAL OFFICER; NEED FOR ADDITIONAL MANAGEMENT

      The Company is highly dependent upon the personal efforts and abilities of Sheldon F. Jacobs, its President and Chief Executive Officer. Mr. Jacobs is also the Company's Chief Financial Officer, but has no accounting background. The loss of the services of Mr. Jacobs could have a substantial adverse effect on the Company's ability to achieve its objectives. In February 1994, the Company and Mr. Jacobs entered into a three-year employment agreement pursuant to which Mr. Jacobs serves the Company as President and Chief Executive officer. Under the agreement, Mr. Jacobs may not disclose confidential information about the Company and has agreed not to compete with the Company for a three year period after any termination of employment. The Company may terminate Mr. Jacobs' employment for "good cause," or upon "disability," as defined in the agreement, or in the event of death. Mr. Jacobs may terminate his employment upon 60 days' written notice to the Board of Directors. The Company has not obtained key-man life insurance on Mr. Jacobs' life. The Company will need to hire other corporate level and management employees to help implement and operate its expansion plans. The failure to obtain, or delays in obtaining, such employees could have a material adverse affect on the Company.

POTENTIAL LITIGATION

      Mathews, Holmquist & Associates, Inc., which acted as underwriter for the Company's initial public offering in June 1994, entered involuntary bankruptcy proceedings in September 1994. The Company has been advised by the Trustee of the bankruptcy estate (the "Estate") that the Estate believes it has a claim against the Company based on the assertion that entering into the underwriting agreement for the Company's initial public offering rendered Mathews, Holmquist & Associates, Inc. insolvent. The Trustee has not commenced any action against the Company, but has indicated that due to applicable statutes of limitations, a claim may be filed in November 1996. The Company believes the potential claim is without merit and, if an action is commenced, will defend it vigorously. There can be no assurance, however, as to the ultimate outcome of the action, if commenced.

DEPENDENCE ON POPULARITY OF CIGAR SMOKING

      The success of Shelly's Back Rooms will depend, in part, on the continued popularity of cigar smoking. While Shelly's Back Rooms also offer a full service bar and a menu of selected foods, they are designed to cater to the increasing number of cigar smokers. A decline in the popularity of cigar smoking may have an adverse impact on the success of Shelly's Back Rooms and the Company. There can be no assurance that the popularity of cigar smoking will continue to increase or that a level of popularity sufficient to support the Back Room concept will be sustained.

ABSENCE OF DIVIDENDS

      The Company has not paid any dividends on its capital stock since its incorporation and does not intend to pay any cash dividends in the foreseeable future.

CONTROL BY EXISTING MANAGEMENT

      Sheldon F. Jacobs, the Company's Chief Executive Officer, owns approximately 27.2 % of the issued and outstanding shares of the Common Stock of the Company. Accordingly, Mr. Jacobs will be able to control the Company's affairs, including without limitation, the sale of equity or debt securities of the Company, the appointment of officers, and the determination of officers' salaries.

OUTSTANDING STOCK PURCHASE WARRANTS

      In connection with a private placement in November 1995, the Company issued warrants to purchase 200,016 shares of Common Stock with an exercise price of $.01 per share, of which warrants for the purchase of 40,009 shares are currently outstanding. The nominal amount of the exercise price of such warrants may not provide a meaningful deterrent to immediate exercise. Further, the Company has registered the resale of the shares of Common Stock underlying such warrants. The exercise of such warrants and the resale of a significant portion of the underlying shares could have an adverse impact on the trading price of the Company's Common Stock.

UNDESIGNATED STOCK

      The Company's authorized capital consists of 33,000,000 shares of capital stock. The Board of Directors, without any action by the Company's stockholders, is authorized to designate and issue shares in such classes or series (including classes or series of preferred stock) as it deems appropriate and to establish the rights, preferences and privileges of such shares, including dividends, liquidation and voting rights. The Company currently has 4,231,396 shares of Common Stock outstanding. No other class of common stock, or preferred stock, is currently designated and there is no current plan to designate or issue any such securities. The rights of holders of preferred stock and other classes of common stock that may be issued may be superior to the rights granted to the holders of the Common Stock. Further, the ability of the Board of Directors to designate and issue such undesignated shares could impede or deter an unsolicited tender offer or takeover proposal regarding the Company and the issuance of additional shares having preferential rights could adversely affect the voting power and other rights of holders of Common Stock.

LIMITATIONS ON DIRECTOR LIABILITY

      The Company's Articles of Incorporation provide, as permitted by governing Minnesota law, that a director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. These provisions may discourage shareholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by shareholders on behalf of the Company against a director. In addition, the Company's Bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Minnesota law.

MINNESOTA ANTI-TAKEOVER LAW

      The Company is subject to Minnesota statutes regulating business combinations and restricting voting rights of certain persons acquiring shares of the Company, which may hinder or delay a change in control of the Company. See "DESCRIPTION OF COMMON STOCK."


                                 USE OF PROCEEDS

      The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Shareholders.


                              SELLING SHAREHOLDERS

      The following table sets forth the number of shares of Common Stock beneficially owned by each of the Selling Shareholders before and after the offering.

                                                                                            SHARES BENEFICIALLY
                                         SHARES BENEFICIALLY OWNED                                 OWNED
                                           PRIOR TO OFFERING (1)                             AFTER OFFERING (1)
                                        ----------------------------         SHARES         --------------------
BENEFICIAL OWNER                          NUMBER          PERCENT(2)       TO BE SOLD        NUMBER    PERCENT(2)
----------------                        -----------       ----------       ----------       ---------  ---------
Pyramid Partners, LP                     100,000              2.4           100,000             -0-       -0-
Larry P. Arnold                           75,000              1.8            45,000          30,000        *
Kessler Asher Group,
   Limited Partnership                    30,000               *             30,000             -0-       -0-
Wayne W. Mills                            50,000  (3)         1.2            50,000  (3)        -0-       -0-
Richard W. Perkins Trustee
   FBO Richard W. Perkins Trust           25,000               *             25,000             -0-       -0-
Jack S. Kohler                            20,000               *             20,000             -0-       -0-
Daniel S. Perkins and Patrice M.
   Perkins, Joint Tenants                 20,000               *             20,000             -0-       -0-
John T. Kubinski                          20,000               *             20,000             -0-       -0-
Pamela L. Brown Trustee
   FBO Pamela L. Brown Trust              10,000               *             10,000             -0-       -0-
Joseph J. Buska                           10,000               *             10,000             -0-       -0-
Glenn E. Diamond                          10,000               *             10,000             -0-       -0-
Henry Fong                                10,000               *             10,000             -0-       -0-
Michael T. Mulligan                       10,000               *             10,000             -0-       -0-
D. Bradley Olah                           10,000               *             10,000             -0-       -0-
Richard C. Perkins                        20,000  (4)          *             20,000  (4)        -0-       -0-
Dale Ragan                                10,000               *             10,000             -0-       -0-
Wyncrest Capital, Inc.                    10,000               *             10,000             -0-       -0-
Steven T. Newby                          137,500              3.3            40,000          97,500       2.3
Michael J. Hankinson                       5,000               *              5,000             -0-       -0-
Okabena Partnership K                    135,000              3.2           135,000             -0-       -0-
John C. Rudolf                            10,000               *             10,000             -0-       -0-
Summit Capital Partners                   25,000               *             25,000             -0-       -0-
All Selling Shareholders
  as a group.......................      752,500             17.8%          625,000         127,500       3.0%
                                         =======             =====          =======         =======       ====

---------------------
*     Less than one percent.

(1) Each person has sole voting and sole dispositive power with respect to all outstanding shares, except as noted.

(2) Based on 4,231,396 shares outstanding at September 25, 1996. Such amounts do not include: (i) 740,000 shares of Common Stock reserved for issuance under the Company's 1994 Stock Plan or (ii) 100,009 shares of Common Stock issuable upon exercise of outstanding stock purchase warrants.

(3)   Includes 25,000 shares held in Mr. Mills' individual retirement account.

(4)   Includes 10,000 shares held in Mr. Perkins' individual retirement account.


                              PLAN OF DISTRIBUTION

      Any or all of the Shares may be sold from time to time to purchasers directly by the Selling Shareholders. Alternatively, the Selling Shareholders may from time to time offer the Shares through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of Shares for whom they may act as agents. The Selling Shareholders and any such underwriters, dealers or agents that participate in the distribution of Shares may be deemed to be underwriters, and any profit on the sale of the Shares by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. The Shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices.

      At the time a particular offer of Shares is made, to the extent required, a supplement to this Prospectus will be distributed which will identify and set forth the aggregate amount of Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for Shares purchased from the Selling Shareholders, any discounts, commissions and other items constituting compensation from the Selling Shareholders and/or the Company, and any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public. The Company will not receive any of the proceeds from the sale by the Selling Shareholders of the Shares offered hereby.

      Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Shares may not simultaneously engage in market making activities with respect to the Shares for a period of up to nine business days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-2, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of the Shares by the Selling Shareholders.

      In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the Shares may not be sold unless the Shares have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.


                           DESCRIPTION OF COMMON STOCK

COMMON STOCK

      The Company is authorized to issue up to 33,000,000 shares of Common Stock, $.005 par value. At September 25, 1996, there were 4,231,396 shares outstanding and approximately 90 holders of record of the Company's Common Stock and approximately 600 other beneficial owners whose shares are held in street name at brokerage houses.

      Holders of Common Stock are entitled to receive such dividends as are declared by the Board of Directors of the Company out of funds legally available for the payment of dividends. The Company expects to retain any earnings to finance the development of its business. Accordingly, the Company does not anticipate payment of any dividends on the Common Stock for the foreseeable future. In the event of any liquidation, dissolution or winding-up of the Company, the holders of Common Stock will be entitled to receive a pro rata share of the net assets of the Company remaining after payment or provision for payment of the debts and other liabilities of the Company.

      Holders of Common Stock are entitled to one vote per share in all matters to be voted upon by stockholders. There is no cumulative voting for the election of directors, which means that the holders of shares entitled to exercise more than 50% of the voting rights in the election of directors are able to elect all of the directors.

      Holders of Common Stock have no preemptive rights to subscribe for or to purchase any additional shares of Common Stock or other obligations convertible into shares of Common Stock which may hereafter be issued by the Company.

      The rights of holders of the shares of Common Stock may become subject in the future to prior and superior rights and preferences in the event the Board of Directors establishes one or more additional classes of Common Stock, or one or more additional series of Preferred Stock. The Board of Directors has no present plan to establish any such additional class or series.

      All of the outstanding shares of Common Stock are, and the Shares to be sold pursuant to this Offering will be, fully paid and non-assessable. Holders of Common Stock of the Company are not liable for further calls or assessments.

MINNESOTA ANTI-TAKEOVER LAW

      The Company is governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. In general, Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved in a prescribed manner. A "control share acquisition" is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. In general, Section 302A.673 prohibits a publicly-held Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who is the beneficial owner, directly or indirectly, or 10% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock.

INDEMNIFICATION AND WAIVER OF DIRECTOR LIABILITY

      The Company's Articles of Incorporation eliminate or limit certain liabilities of its directors and the Company's Bylaws provide for indemnification of directors, officers and employees of the Company in certain instances. Insofar as exculpation of, or indemnification for, liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such exculpation or indemnification is against public policy as expressed in the Act and is therefore unenforceable.

TRANSFER AGENT AND REGISTRAR

      Norwest Bank Minnesota, National Association, is the Transfer Agent and registrar for the Common Stock and Redeemable Warrants of the Company.


                                  LEGAL MATTERS

      The validity of the shares of Common Stock being offered hereby will be passed upon for the Company by Winthrop & Weinstine, P.A., Minneapolis, Minnesota.


                                     EXPERTS

      The financial statements of the Company contained in the Company's Form 10-KSB for the year ended December 31, 1995, incorporated by reference in the Registration Statement of which this Prospectus is a part, have been audited by Lund Koehler Cox and Company, PLLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report.


                                MATERIAL CHANGES

      The Company has begun to actively promote and develop the Shelly's Back Room concept. Shelly's Back Room is an upscale cigar parlor offering comfortable, casual seating, full-service bar, food service and a state-of-the-art air purification system in the Company's northwoods atmosphere. The first Shelly's Back Room is located in the Rockville Restaurant, and the Company is pursuing plans for additional stand alone operations.

      In August 1996, the Company entered into a lease agreement for the location of a new Shelly's Back Room in Washington, D.C. which is scheduled to open by the end of 1996. Modelled after the Shelly's Back Room located in the Company's Rockville Restaurant, the Washington, D.C. location will be the Company's first stand alone cigar parlor. The cigar parlor, which is expected to cover 3,100 square feet, will offer Shelly's Birch Bay beer, wine and liquors, comfortable club seating, selected retail and custom cigars and a light Woodroast menu. The Company plans to develop additional storefront Back Room locations in other downtown retail and business centers and upscale shopping malls.

      In May 1996, the Company signed a non-binding letter of intent with Grand Casinos, Inc. ("Grand") to design and construct Shelly's Back Room locations in one or more of Grand's gaming properties. However, the specific locations have not been determined and the final terms and conditions of the arrangements are subject to further negotiation.

      On September 25, 1996, the Company entered into a five year employment agreement with Mr. Ralph J. Guarino pursuant to which Mr. Guarino will serve as the Company's President and Chief Operating Officer commencing on November 1, 1996. Under the terms of his employment agreement, Mr. Guarino may not disclose confidential information concerning the Company and has agreed not to compete with the Company for a period of one year after any termination of employment. The Company may terminate Mr. Guarino's employment for "good cause," or upon "disability," as defined in the agreement, or in the event of death. Mr. Guarino may terminate his employment for "good reason" upon 10 days' written notice to the Company. If either Mr. Guarino terminates his employment for "good reason," as defined in the agreement, or is terminated by the Company without "good cause," Mr. Guarino is entitled to receive his base salary for one year following such termination. Mr. Guarino will be responsible for managing the expansion of Woodroast Systems' Shelly's Back Room and Shelly's Woodroast restaurant concepts. Mr. Guarino has 25 years of experience in restaurant development, including finance, real estate site selection, national franchising, marketing and operations. Most recently, Mr. Guarino served as President, Chief Operating Officer and a member of the Board of Directors of The Italian Oven, where he was responsible for the opening of nearly 100 company-owned and franchised stores. Mr. Guarino was also a member of the management team of the Boston Chicken restaurant chain, where he served as a Senior Vice- President, Chief Financial Officer and a member of the Board of Directors. Before joining Boston Chicken, Mr. Guarino served in numerous executive positions, including President of the Massachusetts-based Papa Gino's of America, Inc., a 220-unit independent pizza restaurant chain.

      On August 15, 1996, the Company elected to call all of its outstanding Redeemable Class A Warrants (the "Redeemable Warrants") for redemption on September 17, 1996, at the price of $.01 per Redeemable Warrant. On August 15, 1996, the Company also reduced the exercise price of the Redeemable Warrants from $6.00 per share of Common Stock to $4.00 per share of Common Stock. Between August 15, 1996 and September 17, 1996, the Company received aggregate proceeds of $4,616,608 from the exercise of 1,154,152 Redeemable Warrants. The Company intends to use the proceeds to develop the Shelly's Back Room concept.


===========================================================

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN
AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR
INCORPORATED HEREIN BY REFERENCE IN CONNECTION WITH
THE OFFER MADE HEREBY.  IF GIVEN OR MADE, SUCH
INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON
AS HAVING BEEN AUTHORIZED BY THE COMPANY.  THIS
PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR
SOLICITATION OF AN OFFER TO PURCHASE BY ANY PERSON IN
ANY JURISDICTION IN WHICH SUCH OFFER WOULD BE
UNLAWFUL.  NEITHER THE DELIVERY OF THIS PROSPECTUS NOR
ANY SALE MADE HEREUNDER SHALL UNDER ANY
CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE
INFORMATION CONTAINED HEREIN OR INCORPORATED HEREIN
BY REFERENCE IS CORRECT AS OF ANY TIME SUBSEQUENT TO
THE DATE HEREOF OR THE DATE OF THE REPORT FROM WHICH IT
IS INCORPORATED.






                     TABLE OF CONTENTS
                                                       PAGE
Available Information..................................   2
Incorporation of Certain Documents by Reference........   2
Prospectus Summary.....................................   3
Risk Factors...........................................   4
Use of Proceeds........................................   7
Selling Shareholders...................................   8
Plan of Distribution...................................   9
Description of Common Stock............................   9
Legal Matters..........................................  10
Experts................................................  11
Material Changes.......................................  11







                     625,000 SHARES


                WOODROAST SYSTEMS, INC.

                      COMMON STOCK





                  ____________________

                       PROSPECTUS
                  --------------------






                    OCTOBER 16, 1996


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